  Exhibit 99.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration No. 333-173205, 333-138044, 333-122937 and 333-119157) and Registration Statements on Form S-8 (Registration No. 333-122302, 333-142284, 333-164656, 333-184136 and 333-193783) of Attunity Ltd (the “Company”) of our report dated May 29, 2015 with respect to the  financial statements of Appfluent Technology, Inc. for the year ended December 31, 2013 included in this Form 6-K of the Company.

/s/ Aronson LLC
Tel-Aviv, Israel	Aronson LLC
June 1, 2015